UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-13970

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHROMCRAFT REVINGTON
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, Indiana 47906

Chromcraft Revington
Employee Stock Ownership and Savings Plan
EIN 38-1848094      PN 003

Accountants’ Report and Financial Statements
December 31, 2010 and 2009

Chromcraft Revington
Employee Stock Ownership and Savings Plan
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator
Chromcraft Revington Employee Stock Ownership and Savings Plan
West Lafayette, Indiana

We have audited the accompanying statements of net assets (deficit) available for benefits of Chromcraft Revington Employee Stock Ownership and Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets (deficit) available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 12, 2010, we did not express an opinion on the 2009 financial statements as we did not audit the Chromcraft Revington, Inc. common stock investments held in the Plan prior to the merger discussed in Note 1, which was certified by First Bankers Trust Services, the trustee of the Plan.  However, during our audit of the 2010 financial statements, we performed auditing procedures with respect to the Chromcraft Revington, Inc. common stock investments held in the ESOP Component of the Plan as of December 31, 2009.  As a result, our report issued herein reflects our opinion on the statement of net assets (deficit) available for benefits as of December 31, 2009, which is different from our report dated October 12, 2010.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets (deficit) available for benefits of Chromcraft Revington Employee Stock Ownership and Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets (deficit) available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12, the Plan changed its method of accounting for notes receivable from participants.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Indianapolis, Indiana
June 17, 2011

Federal Employer Identification Number:  44-0160260

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Statement of Net Assets (Deficit) Available for Benefits
December 31, 2010

Assets
	Allocated	Unallocated	Total

Chromcraft Revington, Inc. common stock, at fair value	$874,083	$2,786,424	$3,660,507
Mutual funds	9,718,282	-	9,718,282
T. Rowe Price Stable Value Common Trust Fund	3,829,966	-	3,829,966
Notes receivable from participants	188,962	-	188,962
Employee contribution receivable	10,608	-	10,608
Employer contribution receivable	-	1,376,961	1,376,961
Cash and equivalents	1,170		1,170
Total assets	14,623,071	4,163,385	18,786,456

Liabilities
Interest payable to employer	-	943,728	943,728
Note payable to employer	-	17,221,322	17,221,322
Total liabilities	-	18,165,050	18,165,050

Net Assets (Deficit) Available for Benefits, at Fair Value	14,623,071	(14,001,665)	621,406

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(138,431)	-	(138,431)

Net Assets (Deficit) Available for Plan Benefits	$14,484,640	$(14,001,665)	$482,975

See Notes to Financial Statements

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Statement of Net Assets (Deficit) Available for Benefits
December 31, 2009

Assets
	Allocated	Unallocated	Total

Chromcraft Revington, Inc. common stock, at fair value	$859,468	$3,346,767	$4,206,235
Mutual funds	9,124,122	-	9,124,122
T. Rowe Price Stable Value Common Trust Fund	3,940,487	-	3,940,487
Notes receivable from participants	215,835	-	215,835
Employee contribution receivable	13,624	-	13,624
Cash and equivalents	981	-	981
Total assets	14,154,517	3,346,767	17,501,284

Liabilities
Note payable to employer	-	17,221,322	17,221,322

Net Assets (Deficit) Available for Benefits, at Fair Value	14,154,517	(13,874,555)	279,962

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(118,331)	-	(118,331)

Net Assets (Deficit) Available for Plan Benefits	$14,036,186	$(13,874,555)	$161,631

See Notes to Financial Statements

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Statement of Changes in Net Assets (Deficit) Available for Benefits
Year Ended December 31, 2010

	Allocated	Unallocated	Total

Additions
Investment income
Dividends	$383,228	$-	$383,228
Net appreciation (depreciation) in fair value of investments	864,770	(425,686)	439,084
Interest income from participant loans	10,552	-	10,552
Employee contributions	320,779	-	320,779
Employer contribution	-	1,376,961	1,376,961
Allocation of 67,666 shares of common stock of Chromcraft Revington, Inc., at fair value	134,657	-	134,657
Total	1,713,986	951,275	2,665,261

Deductions
Interest expense	-	943,728	943,728
Distributions	1,259,559	-	1,259,559
Administrative expenses	5,973	-	5,973
Allocation of 67,666 shares of common stock of Chromcraft Revington, Inc., at fair value	-	134,657	134,657
Total	1,265,532	1,078,385	2,343,917

Net Increase (Decrease)	448,454	(127,110)	321,344

Net Assets (Deficit) Available for Benefits,Beginning of Year	14,036,186	(13,874,555)	161,631

Net Assets (Deficit) Available for Benefits,End of Year	$14,484,640	$(14,001,665)	$482,975

See Notes to Financial Statements

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1:  Description of the Plan

The following description of the Chromcraft Revington Employee Stock Ownership and Savings Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

Effective December 31, 2009, the Plan was amended and restated to merge the Chromcraft Revington Savings Plan (401(k) Component) into the Chromcraft Revington Employee Stock Ownership Plan (ESOP Component).  The Plan was renamed the Chromcraft Revington Employee Stock Ownership and Savings Plan.  All assets of the 401(k) Component were effectively transferred to the Plan on this date.  An advisory committee (Plan Committee) consisting of two persons has been designated by the Company to act as the Plan Administrator.

Chromcraft Revington, Inc. established the ESOP Component effective as of January 1, 2002.  The ESOP Component covers substantially all employees of Chromcraft Revington, Inc. and its wholly owned subsidiaries (Company or Employer).  The ESOP Component operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Under the terms of the Chromcraft Revington Employee Stock Ownership and Savings Plan - ESOP Component Trust (Trust) between Reliance Trust Company (Reliance) and the Company, effective February 1, 2010, Reliance replaced First Bankers Trust Services (First Bankers) as custodian and trustee for the shares of Company stock in the ESOP Component.  First Bankers acted as custodian and trustee for the shares of Company stock in the ESOP Component for the year ended December 31, 2009.  T. Rowe Price Trust Company, Inc. is the custodian and trustee of the 401(k) Component.  T. Rowe Price Retirement Plan Services, Inc. (Recordkeeper) provides recordkeeping services for the Plan.

On March 15, 2002, the Trust borrowed $20,000,000 from the Company to purchase 2,000,000 shares of Company common stock.  These shares were placed in a loan suspense account under the ESOP Component.  The Company will make contributions to the Trust each year until the loan is paid off.  When the Trust receives an employer contribution, it will use the contribution to pay down the loan.  At the same time, the Trustee of the ESOP Component will take shares of Company stock out of the loan suspense account and allocate them among eligible participant accounts.

The ESOP Component assigned to the Company a security interest in the unallocated shares of Company common stock.  The Company has no rights against shares once they are allocated under the Plan.  Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock and funds (Allocated) and stock not yet allocated to employees (Unallocated).

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Eligibility

An employee will become eligible to participate in the ESOP Component on January 1 after six months of service for the Company’s regular contribution, and either January 1, April 1, July 1 or October 1 after six months of service for voluntary contributions to the 401(k) Component and the Company’s matching contributions.  Participants must be employed on the last day of a Plan year to be eligible for the allocation of the Company’s regular contributions for that Plan year.  However, if participants retire on or after age 65 and have completed five years of participation under any qualified plan sponsored by an Employer, or die during the Plan year, they are also eligible for the allocation of the Company’s regular contributions for that Plan year.

Contributions

ESOP Component

The Employer is required to make an annual cash contribution sufficient to pay the current principal and accrued interest due on the note payable to the Employer.  The Company may make additional discretionary contributions to the Plan.  Regular contributions are allocated to eligible Plan participants based on compensation.  Matching contributions are based on a percentage of the participant’s pre-tax contributions to the 401(k) Component.  For 2010, the Company made a “safe harbor” matching contribution, which matched participant’s contributions at 100% up to a maximum of 3% of the participant’s eligible compensation plus 50% of the next 2% of eligible compensation.  The matching contribution may be made in a combination of cash or shares of the Company’s common stock based on its closing stock price on December 31.  Contributions allocated in 2010 include only matching contributions and were made in shares of the Company’s common stock.  The ESOP Component does not permit participant contributions.

401(k) Component

Participants are permitted to contribute 1% to 50% of their annual compensation to the Plan, as defined in the Plan Document, on either a pre-tax or after-tax basis.  Employee rollover contributions are also permitted.

Participant Accounts

ESOP Component

The Plan is a defined-contribution plan under which a separate individual account is established for each participant.  Each participant’s account is credited as of the last day of each Plan year with a combination of cash or shares of Company common stock released by the trustee of the ESOP Component from the unallocated (suspense) account for matching contributions and any forfeitures of terminated participants’ nonvested accounts.  Only those participants who are eligible employees of the Company and its participating subsidiaries as of the last day of the Plan year will receive an allocation of regular contributions.

Aggregate annual additions to a participant’s account under this Plan may not exceed certain limitations as established under the Internal Revenue Code.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

401(k) Component

Each participant’s account includes credits for the participant’s voluntary contributions, any Employer matching or profit-sharing contributions and Plan earnings.  Plan earnings are allocated among all participants based on their investment in each fund.

Vesting

ESOP Component

Participants are immediately 100% vested in safe-harbor matching contributions.  Vesting on regular contributions and matching contributions, is based on years of service including years of service prior to the Plan’s inception.  Participants are 100% vested in the Company’s regular and matching contributions after three years of service.  There is no partial vesting prior to three years of service.

For 2010 and 2009, a participant is immediately vested in matching contributions received for that Plan year.  Participants also become fully vested in the event of death, or upon a full or partial termination of the Plan.

401(k) Component

All participant contributions and earnings thereon are immediately 100% vested.

Forfeitures

ESOP Component

If a participant terminates employment prior to being fully vested, the resulting unvested portion is forfeited.  Forfeited shares of Company common stock can be reallocated each year to the Plan’s active participants or used to reduce Plan expenses that would otherwise be paid by the Company.  There was $499 forfeited in 2010.  Plan expenses paid from forfeited nonvested accounts were $3,835 in 2010.

401(k) Component

Forfeitures of nonvested Company contributions can be reallocated to the Plan’s active participants or used to reduce Plan expenses that would otherwise be paid by the Company.  There were no forfeitures in 2010.  Plan expenses paid from forfeited nonvested accounts were $2,138 in 2010.

Payment of Benefits and Withdrawals

ESOP Component

On termination of employment, a participant is eligible to receive a distribution of his or her vested balance.  The Plan Committee decides whether that payment may be made in cash, in Company stock or in some combination of the two.  Any fractional shares will be paid in cash.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

401(k) Component

At retirement or termination of service, a participant can elect to receive, in the form of a single sum, the value of his or her vested account balance.  In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements.  Company matching contributions and profit-sharing contributions cannot be withdrawn by a participant prior to his or her termination of employment.  Participants in the Plan can withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions.  Benefits are recorded when paid.

Diversification

ESOP Component

The Plan allows participants who have three or more years of service as of the end of the prior Plan year to elect to diversify all or any part of the Chromcraft Revington, Inc. stock in their accounts.  The diversified amount is transferred into the participant’s 401(k) account.

Voting Rights

ESOP Component

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the ESOP Component’s trustee prior to the time that such rights are to be exercised.  The Plan Committee instructs the ESOP Component’s trustee how to vote the unallocated shares and any shares for which voting instructions are not received.

401(k) Component

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the 401(k) Component’s trustee prior to the time that such rights are to be exercised.  The Plan Committee instructs the 401(k) Component’s trustee how to vote any shares for which voting instructions are not received.

Notes Receivable from Participants

401(k) Component

Each participant has the right, subject to certain restrictions, to borrow from his or her 401(k) account.  The maximum aggregate amount a participant may borrow is 50% of his or her total vested 401(k) account balance, up to a maximum of $50,000.  Loans bear a market rate of interest and may be repaid over a period not to exceed five years.  The interest paid on a loan is credited directly to the participant’s 401(k) account in the Plan.

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Plan Termination

Although the employer has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.  Upon termination of the Plan, the Plan Committee shall direct the trustees of the two Components (Trustees) to pay all liabilities and expenses of the Plan.  Also, in the event of Plan termination, vesting is immediate.

Subsequent Events

Subsequent events have been evaluated through June 17, 2011, which is the date the financial statements were available to be issued.

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Quoted market prices are used to value shares of mutual funds.  The fair value for shares of Chromcraft Revington common stock was based on the quoted market price on December 31, 2010 and 2009, respectively, as reported by the Trustees.  The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the recordkeeper.  The fair value of the Plan’s investment contracts is based on information reported by the investment advisor using the audited financial statements of the common trust at year end.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets (deficit) available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The statement of net assets (deficit) available for benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets (deficit) available for benefits is prepared on a contract value basis.

Net assets (deficit) available for benefits reflect the contract value of the Plan’s investments in stable value funds because a separate adjustment is presented in the statements of net assets (deficit) available for benefits to increase (decrease) the carrying amount of these investments to contract value, as applicable.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Note 3:  Investments

The Plan’s investments are presented in the following table:

	2010			2009
	401(k) Component	ESOP Component		401(k) Component	ESOP Component
	Allocated	Allocated	Unallocated	Allocated (As Adjusted)	Allocated	Unallocated
Chromcraft Revington, Inc.
Common shares
Number of shares	172,077	267,161	1,400,213	136,755	240,205	1,467,880

Cost	$573,204	$1,096,829	$14,002,130	$477,625	$2,302,275	$14,678,800

Fair value	$342,433	$531,650	$2,786,424	$311,801	$547,667	$3,346,767

Mutual funds
Fair value	9,331,583	386,699	-	8,732,719	391,403	-
Common collective trusts
Fair value	3,782,838	47,128	-	3,878,393	62,094	-
Cash and cash equivalents
Cost (approximates fair value)	-	1,170	-	-	981	-

	$13,456,854	$966,647	$2,786,424	$12,922,913	$1,002,145	$3,346,767

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2010	2009

Chromcraft Revington, Inc. common stock - 401(k) Component	$342,433	$311,801
*Chromcraft Revington, Inc. common stock - ESOP Component	3,318,074	3,894,434
Stable Value Common Trust Fund	3,829,966	3,940,487
Short-Term Bond Fund	70,337	44,907
New Income Fund	562,114	539,022
Spectrum Income Fund	1,426,773	1,368,794
Balanced Fund	1,318,421	1,361,044
Personal Strategy Income Fund	36,759	36,103
Personal Strategy Balanced Fund	877,366	772,762
Personal Strategy Growth Fund	67,178	44,490
Retirement 2005 Fund	40,993	34,988
Retirement 2010 Fund	315,497	275,243
Retirement 2015 Fund	118,163	94,750
Retirement 2020 Fund	203,716	144,476
Retirement 2025 Fund	35,240	30,482
Equity Income Fund	462,929	498,151
Equity Index 500 Fund	464,054	392,382
New America Growth Fund	651,750	616,272
Spectrum Growth Fund	1,787,580	1,640,349
Mid-Cap Growth Fund	238,773	182,147
Small-Cap Stock Fund	244,973	106,163
Science & Technology Fund	66,256	66,702
Spectrum International Fund	713,035	862,132

*Nonparticipant-directed

Dividends realized on the Plan’s investments for 2010 were $383,228.

The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2010 as follows:

		2010

Chromcraft Revington, Inc. common shares - 401(k) Component		$(58,307)
*Chromcraft Revington, Inc. common shares - ESOP Component		(500,598)
Mutual funds		997,989

		$439,084

*Nonparticipant-directed

	$-

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 4:  Disclosures About Fair Value of Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets (deficit) available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds and a money market mutual fund.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include a collective trust fund.  See Note 2 for definition of inputs utilized to determine fair value.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets (deficit) available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at   December 31, 2010 and 2009:

		2010
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock - allocated	$874,083	$874,083	$-	$-
Common stock - unallocated	2,786,424	2,786,424	-	-
Mutual funds
Short-term fixed income	70,337	70,337	-	-
Fixed income	1,988,887	1,988,887	-	-
Balanced/asset allocation	3,029,708	3,029,708	-	-
Large U.S. equity	3,366,313	3,366,313	-	-
Mid U.S. equity	238,773	238,773	-	-
Small U.S. equity	244,973	244,973	-	-
Specialty equity	66,256	66,256	-	-
International equity	713,035	713,035	-	-
Total mutual funds	9,718,282	9,718,282	-	-
Cash and cash equivalents	1,170	1,170	-	-
Common trust fund	3,829,966	-	3,829,966	-

	$17,209,925	$13,379,959	$3,829,966	$-

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

		2009
		(As Adjusted - Note 12)
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	SignificantUnobservable Inputs (Level 3) (As Adjusted)

Common stock - allocated	$859,468	$859,468	$-	$-
Common stock - unallocated	3,346,767	3,346,767	-	-
Mutual funds
Short-term fixed income	44,907	44,907	-	-
Fixed income	1,907,816	1,907,816	-	-
Balanced/asset allocation	2,807,101	2,807,101	-	-
Large U.S. equity	3,147,154	3,147,154	-	-
Mid U.S. equity	182,147	182,147	-	-
Small U.S. equity	106,163	106,163	-	-
Specialty equity	66,702	66,702	-	-
International equity	862,132	862,132	-	-
Total mutual funds	9,124,122	9,124,122	-	-
Cash and cash equivalents	981	981	-	-
Common trust fund	3,940,487	-	3,940,487	-

	$17,271,825	$13,331,338	$3,940,487	$-

Note 5:  Note Payable

On March 15, 2002, the Trust borrowed $20,000,000, evidenced by a 5.48% note, from the Company.  Proceeds from the note were used to acquire 2,000,000 shares or approximately 33.6% of the outstanding common stock of the Company at that time.  Unallocated shares serve as collateral for the unpaid balance on the note.  Concurrent with the repayment of the note and in proportion thereto, unallocated shares are allocated to participant accounts.  The note is payable in annual installments of principal and interest of $1,376,961 through 2031.

Maturities of the note for the next five years and thereafter are as follows:

2011	$890,207
2012	479,565
2013	508,296
2014	536,151
2015	565,532
Thereafter	14,241,571

$17,221,322

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 6:  Net Assets (Deficit) by Participant and Nonparticipant-Directed Investments

Information about the net assets (deficit) and the significant components of the changes in net assets (deficit) relating to the participant and nonparticipant-directed investments for 2010, is as follows:

	2010
	Participant-Directed Funds	Nonparticipant-Directed Funds	Total

Additions
Investment income
Dividends	$383,228	$-	$383,228
Net appreciation (depreciation) in fair value of investments	939,682	(500,598)	439,084
	1,322,910	(500,598)	822,312
Interest income from participant loans	10,552		10,552
Transfers in	18,724	-	18,724
Employee contributions	320,779	-	320,779
Employer contributions	-	1,376,961	1,376,961
Total	1,672,965	876,363	2,549,328

Deductions
Interest expense	-	943,728	943,728
Transfers out	-	18,724	18,724
Benefits paid to participants	1,205,780	53,779	1,259,559
Administrative expenses	2,138	3,835	5,973
Total	1,207,918	1,020,066	2,227,984

Net Increase (Decrease)	465,047	(143,703)	321,344

Net Assets (Deficit) Available for Benefits,
Beginning of Year	13,487,539	(13,325,908)	161,631

Net Assets (Deficit) Available for Benefits,
End of Year	$13,952,586	$(13,469,611)	$482,975

Note 7:  Administrative Expenses

Expenses incurred in the administration of the Plan are paid by the Employer and forfeitures of nonvested Company contributions.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 8:  Income Tax Status

The ESOP Component and the 401(k) Component obtained their latest determination letters as separate plans in 2004 and 2002, respectively, in which the Internal Revenue Service stated that the individual plans and related ESOP trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  On February 22, 2010, the Plan applied for determination for qualification under Internal Revenue Code Sections 401(a), 501(a) and 4975(e)(7).  As of the date of these financial statements, the determination letter had not been received, however, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2007.

Note 9:  Party-in-Interest Transactions

All transactions between the Employer, the Trustees, the Recordkeeper and the participants are considered party-in-interest transactions.

Interest in the amount of $943,728 was payable in 2010 to the Employer in relation to the note payable as of December 31, 2010.

Note 10:  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets (deficit) available for benefits per the financial statements at December 31, 2010 and 2009, to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$482,975	$161,631

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	138,431	118,331

Net assets available for benefits per Form 5500	$621,406	$279,962

The statement of changes in net assets (deficit) available for benefits included in the Plan’s Form 5500 filing also excludes the impact of the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 11:  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets (deficit) available for benefits.

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

For the years ended December 31, 2010 and 2009, the Plan had a net deficit balance available for Unallocated Plan Benefits as a result of the difference between the fair value of the Company common stock held by the Plan and the note payable to the employer, which was established during 2002 when the Trust borrowed from the employer to acquire the common stock of the Company.  Management of the Company has evaluated the current liquidity demands and financial position of the Company and has determined that its cash resources are adequate to meet the Plan’s short-term liquidity requirements including employer contributions.

Note 12:   Change in Accounting Principle

During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle.

	2010
	Statement of Net Assets (Deficit) Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Participant loans - investments	$188,962	$-	$(188,962)
Notes receivable from participants	-	188,962	188,962

	2009
	Statement of Net Assets (Deficit) Available for Benefits
	As Previously Reported	As Adjusted	Effect of Change

Participant loans - investments	$215,835	$-	$(215,835)
Notes receivable from participants	-	215,835	215,835

	2010
	Statement of Changes in Net Assets (Deficit) Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Dividends and interest	$393,780	$383,228	$(10,552)
Interest income from participant loans	-	10,552	10,552

Net assets (deficit) available for benefits were not affected by the adoption of the new guidance.

Supplemental Schedule

Chromcraft Revington
Employee Stock Ownership and Savings Plan
EIN 38-1848094      PN 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(a)(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

Common Stock
*Chromcraft Revington, Inc. common stock	allocated shares	$1,670,033	$874,083
	unallocated shares	14,002,130	2,786,424
		15,672,163	3,660,507
*T. Rowe Price Mutual Funds
Stable Value Common Trust Fund	Collective investment fund of bank, insurance and other investment contracts	-	3,829,966
*T. Rowe Price Mutual Funds
Short-Term Fixed Income Funds
Short-Term Bond Fund	14,503 shares	-	70,337

Fixed Income Funds
New Income Fund	59,232 shares	-	562,114
Spectrum Income Fund	115,435 shares	-	1,426,773
		-	1,988,887
Balanced/Asset Allocation Funds
Balanced Fund	68,311 shares	-	1,318,421
Personal Strategy Income Fund	2,292 shares	-	36,759
Personal Strategy Balanced Fund	46,104 shares	-	877,366
Personal Strategy Growth Fund	2,932 shares	-	67,178
Retirement 2005 Fund	3,615 shares	-	40,993
Retirement 2010 Fund	20,567 shares	-	315,497
Retirement 2015 Fund	9,938 shares	-	118,163
Retirement 2020 Fund	12,391 shares	-	203,716
Retirement 2025 Fund	2,927 shares	-	35,240
Retirement 2035 Fund	332 shares	-	4,063
Retirement 2040 Fund	395 shares	-	6,877
Retirement 2045 Fund	468 shares	-	5,435
		-	3,029,708
Large U.S. Equity
Equity Income Fund	19,541 shares	-	462,929
Equity Index 500 Fund	13,706 shares	-	464,054
New America Growth Fund	19,756 shares	-	651,750
Spectrum Growth Fund	100,993 shares	-	1,787,580
		-	3,366,313

Chromcraft Revington
Employee Stock Ownership and Savings Plan
EIN 38-1848094      PN 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Continued)
December 31, 2010

(a)(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

Mid U.S. Equity
Mid-Cap Growth Fund	4,079 shares	$-	$238,773

Small U.S. Equity
Small-Cap Stock Fund	7,115 shares	-	244,973

Specialty Equity
Science & Technology Fund	2,470 shares	-	66,256

International Equity
Spectrum International Fund	66,328 shares	-	713,035
		-	9,718,282
Cash and Cash Equivalents
Fidelity Portfolio CL 1	1,170 shares	1,170	1,170

Notes Receivable From Participants	Interest rates from 4.25% to 9.25% with maturities through 2015	-	188,962

		$15,673,333	$17,398,887

*Parties-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Employee Stock Ownership and Savings Plan
(Name of Plan)

By the Benefit Plans Administrative Committee

Date: June 17, 2011	/s/ Myron D. Hamas
Myron D. Hamas, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Employee Stock Ownership and Savings Plan

EXHIBIT INDEX

Exhibit Number	Description
23.2	Consent of Independent Registered Public Accounting Firm dated June 17, 2011 (filed herewith)